U.S. SECURITIES AND EXCHANGE COMMISSION
                                  Washington, D.C. 20549

                                       SCHEDULE 13D

                        UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                    (AMENDMENT NO.   )


                                      WORLD AM, INC.
                                     (Name of Issuer)

                                       COMMON STOCK
                             (Title of Class of Securities)

                                       98142E-50-8
                                     (CUSIP Number)

                                    Robert A. Hovee, CEO
                                       World Am, Inc.
                             4040 MacArthur Boulevard, Suite 240
                              Newport Beach, California 92660
        (Name, Address and Telephone Number of Person Authorized to Receive
                                Notices and Communications)

                                    October 10, 2005
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13C, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

1. Names of Reporting Persons. S.S or I.R.S. Identification Nos. of Above Persons (entities only): David J. Barnes

2.  Check the Appropriate Box if a Member of a Group (See
Instructions):
(a)__________________________________________________________________
(b)__________________________________________________________________

3.  SEC Use Only:
_____________________________________________________________________

4.  Source of Funds (See Instructions):
     OO

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
_____________________________________________________________________

6.  Citizenship or Place of Organization:  United States

Number of Shares Beneficially Owned by Each Reporting Person With:

7.  Sole Voting Power: 9,375,000

8.  Shared Voting Power:  0

9.  Sole Dispositive Power:  9,375,000

10. Shared Dispositive Power:  0

11. Aggregate Amount Beneficially Owned by the Reporting Persons
(combined): 9,375,000

12.  Check if the Aggregate Amount in Row (11) Excludes Certain
Shares: _______

13. Percent of Class Represented by Amount in Row (11):  9.83%

14.  Type of Reporting Person:  IN

ITEM 1.  SECURITY AND ISSUER.

World Am, Inc.
Common Stock, $0.0001 par value
4040 MacArthur Boulevard, Suite 240
Newport Beach, California 92660

ITEM 2.  IDENTITY AND BACKGROUND.

(a)  Name: David J. Barnes.

(b)  Address: 4040 MacArthur Boulevard, Suite 240, Newport Beach,
California 92660

(c)  Occupation: A director of the Issuer.

(d) During the last five years, such person has not been convicted in a criminal proceeding.

(e) During the last five years, such person was a not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction

(f)  Citizenship: United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On October 10, 2005, the Issuer issued a stock option to Mr. Barnes in connection with the transaction described in Item 6 below.

ITEM 4.  PURPOSE OF TRANSACTION.

See Item 3 above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) 9,375,000 shares owned by Mr. Barnes under the beneficial ownership rules of the Securities and Exchange Commission (the option is exercisable at any time on and after October 10,
2005). This amount represents, as of October 10, 2005, 9.83% of the outstanding common stock of the Issuer (taking into account the option for 9,375,000 shares of common stock granted on October 10, 2005, together with the 85,982,282 shares of common stock outstanding on that date).

(b) Mr. Barnes has sole voting and dispositive power with respect to 9,375,000 shares reported.

(c) Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less: See Item 6 below.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e) If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities: Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

Stock option issued under the Issuer's Employee Stock Incentive Plan covering 9,375,000 shares of common stock in payment for services to be rendered by Mr. Barnes to the Issuer as a director, as approved by the Issuer's board of directors; exercisable at 80% of the closing price of the common stock on the date of exercise.

ITEM  7.  MATERIAL TO BE FILED AS EXHIBITS.

Issuer's Employee Stock Incentive Plan, dated October 10, 2005
(incorporated by reference to Exhibit 4 of the Form S-8 POS filed on October 17, 2005).



                                     SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the above information set forth in this statement is true, complete and correct.


                                       David J. Barnes



Date: March 8, 2006                    /s/  David J. Barnes